FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of March


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                                  BG Group plc

                      Notification of Interests in Shares

                      Sale of shares by Executive Director

William Friedrich

The Company has received notification from William Friedrich, Deputy Chief Executive, that on 22 March 2006 he sold 238,863 ordinary shares of 10p each, at a price of GBP7.179418 per share.

In addition, Mr Friedrich has notified that he has transferred 284,569 shares to his wife at nil consideration.

As a result, Mr Friedrich's beneficial interests in the ordinary share capital of BG Group plc are 368,477 shares, representing 0.01% of the shares in issue.


23 March 2006
Website www.bg-group.com


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 23 March, 2006                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary